SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification


      Filed by a registered holding company or subsidiary thereof pursuant to Rule 20-(d) or 47 adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by     PENNSYLVANIA ELECTRIC COMPANY (the "Company")
                        -------------------------------------------------------

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1.    Type of the security or securities*  ("draft,"  "promissory note"). Senior
                                                                       --------
      Notes,  5.750% Series A Due 2004 ("Series A Notes"),  Senior Notes, 6.125%
      --------------------------------------------------------------------------
      Series B Due 2009 ("Series B Notes"),  Senior  Notes,  6.625% Series C Due
      --------------------------------------------------------------------------
      2019  ("Series  C  Notes")  (Series A Notes,  Series B Notes and  Series C
      --------------------------------------------------------------------------
      Notes, collectively, the "Notes")
      ---------------------------------

2. Issue, renewal or guaranty (indicate nature of transaction by _____). Issue

3.    Principal  amount of each security.  $125,000,000  for the Series A Notes;
                                         ---------------------------------------
      $100,000,000 for the Series B Notes; $125,000,000 for the Series C Notes
      ------------------------------------------------------------------------

4. Rate of  interest  per annum of each  security.  5.750%  for the
                                                    ---------------------------
     Series A Notes,  6.125%  for the Series B  Notes,
     --------------------------------------------------
     6.625% for the Series C Notes
     -----------------------------------------------

5. Date of issue, renewal or guaranty of each security.   April 27, 1999 for
                                                         ---------------------
     all of the Notes
     -----------------

6. If renewal of security, give date of original issue.   N/A
                                                       ------------------

7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.") April 1, 2004 for the Series A Notes; April 1, 2009 for the
                   -------------------------------------------------------------
      Series B Notes; April 1, 2019 for the Series C Notes
      ----------------------------------------------------

8. Name of the person to whom each security was issued, renewed or guaranteed. $125,000,000 aggregate principal amount of Series A Notes, $100,000,000
      --------------------------------------------------------------------------
      aggregate  principal amount of Series B Notes and  $125,000,000  aggregate
      --------------------------------------------------------------------------
      principal amount of Series C Notes were sold to purchasers pursuant to the
      --------------------------------------------------------------------------
      terms of  Underwriting  Agreement dated April 20, 1999 between the Company
      --------------------------------------------------------------------------
      and  Salomon   Smith  Barney  Inc.  as   Representative   of  the  several
      --------------------------------------------------------------------------
      underwritten named therein
      --------------------------

9. Collateral given with each security, if any.   None
                                              ---------

10.   Consideration  received for each security.  $124,176,250  for the Series A
                                                  -----------------------------
      Notes;  $99,304,000 for the Series B Notes;  $123,846,250 for the Series C
      --------------------------------------------------------------------------
      Notes
      -----

--------------------------------
* If reporting for more than one security each security may be identified by symbol, which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.


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11.   Application  of proceeds of each  security.  To redeem  other  outstanding
                                                  -----------------------------
      securities of the company, to repay outstanding  short-term bank loans and
      --------------------------------------------------------------------------
      other unsecured  indebtedness,  for construction  purposes and for general
      --------------------------------------------------------------------------
      corporate purposes
      ------------------

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

      (a)     the provisions contained in the first sentence of
              Section 6(b),
                              -------
      (b)     the provisions contained in the fourth sentence of
              Section 6(b),
                              ------
      (c)     the provisions contained in any rule of the Commission
              other than Rule 48    X
                                 -----

      (If reporting for more than one security insert the identifying symbol after applicable statement.)

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b). N/A
                  -----------------------

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
      N/A
      -----------------------

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed. Rule 52
                                                ---------


                                              PENNSYLVANIA ELECTRIC COMPANY



Date   May 4, 1999                            By: /s/ T. G. Howson
                                                 -------------------------
                                                  T. G. Howson
                                                  Vice President & Treasurer





------------------------------
** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.




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